                                    LAW FIRM

                         BLACKWELL SANDERS PEPER MARTIN
                                      LLP
                4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
                   P.O. BOX 219777 KANSAS CITY, MO 64121-6777
                     TEL: (816) 983-8000 FAX: (816) 983-8080
                        WEBSITE: www.blackwellsanders.com
Eric J. Gervais                                       DIRECT FAX: (816) 983-8080
DIRECT: (816) 983-8362                     E-MAIL: egervais@blackwellsanders.com

                                 March 14, 2007

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Kevin Rupert

Re:      Tortoise Energy Capital Corporation (the "Company")
         File Numbers 811-21725; 333-139963

To the Commission:

     On January 12, 2007,  the Company,  pursuant to the Securities Act of 1933, as amended  ("1933  Act") and the  Investment  Company  Act of 1940,  as amended
("1940  Act"),   filed  with  the  Securities  and  Exchange   Commission   (the
"Commission") a universal shelf  registration  statement on Form N-2 relating to the Company's  proposed  issuance of common stock,  preferred  stock and/or debt securities (the "Shelf Registration Statement").

     The Company received comments on the Shelf Registration Statement by letter from Larry L.  Greene of the  Commission  staff  dated  February  21,  2007 (the
"Comment  Letter"),  and filed  Pre-Effective  Amendment  No. 1, together with a
response  letter  to  the  Staff's  comments,   on  March  6,  2007.  The  staff
subsequently  provided  additional comments to the expense table by telephone on
March 8. 2007. The Company's response to these additional  comments is set forth below. The Company has  simultaneously  filed  Pre-Effective  Amendment No. 2 to respond to the comments received from the Commission staff.

1.   Comment:  Please  reposition  the  expense  table and  example  so that the example  immediately  follows the table,  and all footnotes appear following the example.

     Response:  At the  request of the Staff,  the Company  has  positioned  the expense table, example, and footnotes as requested.

2.   Comment:  Please explain to the Staff the basis for taking rates paid under interest  rate swaps  into  account  for the  purpose  of  calculating  leverage expenses.

     Response:  As discussed with the Staff, the Company will exclude the effect of its  interest  rate swaps for  purposes  of  calculating  leverage  expenses.
Although the Company  enters

March 14, 2007

into  interest  rate swaps solely for the purpose of hedging  interest rate risk associated with its payment obligations under Tortoise Notes and MMP Shares, the
Company treats the swap transactions,  for purposes of its financial statements, as investments rather than an operating cost. Accordingly,  the Company will not include the effect of its swap  transactions  in the expense table,  but it will include such  information in a footnote to the expense  table.  The Company will apply a  consistent  approach and exclude the impact of swap  transactions  both when such transactions  benefit the Company and when such transactions  increase the costs to the Company.

3.   Comment:  Please revise the expense  table to include  current and deferred income tax expense in the body of the table,  provided  that such  number  would result in a tax liability  (i.e.,  an increase to expenses).  To the extent that estimated current and deferred tax liability will result in a tax benefit (i.e., a decrease in expenses),  the table should reflect total expenses without taking into account such tax benefit.

     Response:  We have discussed with the Commission Staff our perspective that the fee and expense  table should  reflect the annual  operating  costs a common stockholder will bear indirectly  (emphasis added).  Although estimated deferred tax  liability of the Company is reflected on the  Company's  balance sheet as a liability,  it is the Company's  view that such liability is not, and should not be treated as, an ordinary operating expense of the Company. In addition,  it is difficult,  if not impossible,  to convert estimated deferred tax liability into an annualized  number in a manner that would make it  comparable to  traditional operating  expenses without making a myriad of assumptions  regarding  portfolio turnover, tax basis, market values and other factors. We believe that attempting to make such assumptions would render the information meaningless.  We note that the Company  presents  total expense  ratios  (including  estimated  current and deferred tax liability) in its financial  statements on a supplemental basis and not in lieu of the  traditional  operating  expense ratios.  Estimated  deferred income tax liability for each period in the  financial  statements  reflects the potential tax for unrecognized gains incurred during that period,  assuming that such gains were recognized during the period and without taking into account net loss carryforwards.  We note that unrealized gains for the period ended November
30, 2006 were  extraordinary and are not expected to be consistently  replicated under  normal  circumstances.  In addition,  such  liability  is  contingent  on numerous factors including portfolio turnover, market value of portfolio assets, tax basis and other factors,  and may, in fact,  never be incurred  depending on net loss  carryforwards  and other factors.  As a result,  an expense ratio that includes  deferred  income tax expense  overstates the expected  annual expenses that a common stockholder is expected to incur.

     Notwithstanding  the foregoing  views,  the Company  proposes to revise the expense table as follows to accommodate the comments of the Staff:

March 14, 2007

          (i) The fee table will continue to include total  expenses  (excluding current and deferred income taxes), but will be revised to include new line items  disclosing  the ratio of current and  deferred  income taxes and the ratio of total expenses  (including  estimated  current and deferred income tax).  For the  reasons  stated  above,  the  Company  believes  that it is imperative  that the requested  information  be presented as a supplemental ratio.  The Company  believes that the ratio of total  expenses  (excluding current  and  deferred  income tax  expenses)  is the most  meaningful  and accurate  estimate  of  operating  expenses  that common  stockholders  are expected to bear during an annual period.

          (ii) The  structure/components  of the table should be consistent  and
     not  be  modified   based  upon   results   (unrealized   appreciation   or
     depreciation).  If the structure and  presentation of the table is modified based upon  results,  the table has no  integrity.  Accordingly,  it is the
     Company's view that the new items should be included  regardless of whether the Company is  reporting  a potential  tax  liability  or a potential  tax benefit.

          (iii) For the reasons  stated  above,  the Company  believes  that the ratio of its total expenses  (including  current and deferred income taxes)
     is not a  meaningful  measure of annual  operating  expenses  and, in fact, overstates  the  expenses  that common  stockholders  are  expected to bear during the current year.  Accordingly,  it is the  Company's  view that the expense  example should  continue to be based on total expenses  (excluding current and deferred income taxes).  However,  at the request of the Staff, the Company has agreed to disclose in a footnote  that the example does not include  the impact of current  and  deferred  income  tax  expense  and to disclose  the accrued  current and deferred  income tax  expense,  on a per share basis, for the Company's last three fiscal years.

4.   Comment:  Consider  breaking out  dividends  paid on  preferred  stock as a separate line item under leverage costs.

     Response: The Company believes that the expense table and related footnotes
(see footnote 3) clearly  disclose that the components of leverage costs include both interest  payable on Tortoise  Notes and  dividends  payable on MMP Shares.
Common stockholders bear the costs related to both Tortoise Notes and MMP Shares and there is no meaningful  reason to distinguish  between the types of leverage used as it relates to common  stockholders.  The Company  believes the requested change would add complexity to the table without a  corresponding  benefit,  and requests that it not be required to make the requested change.

5.   Comment:  In accordance with the Plain English rule, please revise footnote
3 to the Company's expense table to clarify the effect of the interest rate swap transactions  on the Company's  cost of leverage and that such effect may or may not continue in the future.

     Response: Footnote 3 has been revised as requested.

March 14, 2007

     If you have any questions or comments,  please  contact the  undersigned at
(816) 983-8362 or Steve Carman at (816) 983-8153.

                                       Sincerely,

                                       /s/ Eric J. Gervais

                                       Eric J. Gervais

cc:  Mr. Terry C. Matlack
     Ms. Deborah Bielicke Eades
     Mr. Larry L. Greene